UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           WESTERN GOLDFIELDS, INC.
                           ------------------------
                               (Name of Issuer)

                   Common Stock, $0.01 par value per share
              -------------------------------------------------
                        (Title of Class of Securities)

                                  95828P104
                           -----------------------
                                (CUSIP Number)

                                 George Rogers
                          Investec Bank (UK) Limited
                        Commodities & Resource Finance
                               2 Gresham Street
                                London EC2V 7QP
                                United Kingdom
                              (44 20) 7597 4000
                         ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 13, 2006
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No.: 95828P104                                          Page 2 of 13 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         INVESTEC BANK (UK) LIMITED
.................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United Kingdom
--------------------------------------------------------------------------------
Number of          7.     Sole Voting Power            11,250,000
Shares             .............................................................
Beneficially       8.     Shared Voting Power          None
Owned by Each      .............................................................
Reporting          9.     Sole Dispositive Power       11,250,000
Persons With       .............................................................
                   10.    Shared Dispositive Power     None
.................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         11,250,000
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [  ]
.................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         26.4% based on 38,891,809 shares outstanding as of October 31, 2005.
.................................................................................
14.      Type of Reporting Person:

         BK

                                 SCHEDULE 13D

CUSIP No.: 95828P104                                         Page 3 of 13 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         INVESTEC PLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Source of Funds (See Instructions)

         AF
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United Kingdom
--------------------------------------------------------------------------------
Number of          7.     Sole Voting Power            None
Shares             .............................................................
Beneficially       8.     Shared Voting Power          11,250,000
Owned by Each      .............................................................
Reporting          9.     Sole Dispositive Power       None
Persons With       .............................................................
                   10.    Shared Dispositive Power     11,250,000
.................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         11,250,000
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [  ]
.................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         26.4% based on 38,891,809 shares outstanding as of October 31, 2005.
.................................................................................
14.      Type of Reporting Person:

         HC

                                                              Page 4 of 13 Pages

                  This Statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of Western Goldfields, Inc., an Idaho corporation (the "Issuer"). This Statement is being filed on behalf of the Reporting Persons (as defined below).

Item 1.           Security and Issuer

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1575 Delucchi Lane, Suite 116, Reno, Nevada 89502.

Item 2.           Identity and Background

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)    Investec Bank (UK) Limited ("Investec Bank"); and

                  ii)   Investec plc ("Investec plc").

                  This Statement relates to the Shares and warrants (the "Warrants") to purchase Shares held for the account of Investec Bank.

                              The Reporting Person

                  Investec Bank is a public company limited by Shares that is organized under the laws of the United Kingdom. Its principal business office is located at 2 Gresham Street, London, EC2V 7QP, United Kingdom. Investec Bank is an international, specialist banking group that provides a diverse range of financial products and services to a select client base. Investec Bank is organized as a network comprising five business divisions: Private Client
Activities, Treasury and Specialized Finance, Investment Banking, Asset Management and Property Activities. Current information concerning the identity and background of the directors and officers of Investec Bank is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Investec plc is a public limited company organized under the laws of the United Kingdom and its principal business office is located at 2 Gresham Street, London, EC2V 7QP, United Kingdom. The principal business of Investec plc is to serve as the parent holding company of Investec Bank. Current information concerning the identity and background of the directors and officers of Investec plc is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  During the past five years, neither the Reporting Persons nor, to the best of the Reporting Person's knowledge, any other Persons identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On February 13, 2005, Investec Bank acquired 7,500,000 units (the "Units") from the Issuer pursuant to a private placement, as more fully described in Item 6 herein. Each Unit consisted of one Share, and one half of one Warrant to purchase Shares. The aggregate consideration paid by Investec Bank for the Units was approximately $2,250,000. The funds used by Investec Bank to make this acquisition came from the working capital of Investec Bank.

                                                              Page 5 of 13 Pages

Item 4.           Purpose of Transaction,


                  Investec Bank acquired the Shares and the Warrants for investment purposes, and such purchases have been made in Investec Bank's ordinary course of business. Although the acquisition of the Shares and the Warrants is for investment purposes, Investec Bank may pursue discussions with management or directors of the Issuer regarding alternatives to protect, grow, and ultimately realize long-term value for shareholders. Furthermore, consistent with its investment research methods and evaluation criteria, Investec Bank may discuss such matters with other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

                  As part of the conditions in which Investec agreed to enter into the Purchase Agreement (as defined herein), the Issuer agreed to make certain changes to its board of directors. On February 13, 2006, Douglas Newby resigned as Chairman of the Board, President and Chief Executive Officer of the Issuer, although Mr. Newby will remain a member of the Issuer's board of directors. Also on February 13, 2006, Becky Corigliano resigned as Chief Financial Officer of the Issuer and James Mancuso resigned as a member of the Issuer's board of directors. The Issuer also appointed the following persons to serve as new officers of the Issuer:

                  (i)    Randall Oliphant    Chairman of the Board

                  (ii)   Ray Threlkeld       President and Chief Executive
                                             Officer (Principal Executive
                                             Officer)

                  (iii)  Brian Penney        Chief Financial Officer (Principal
                                             Financial and Accounting Officer)

                  (iv)   Paul Semple         Vice President of Projects

                  (v)    Graham Desson       Controller and Secretary

                  Mr. Oliphant and Martyn Konig were each nominated by the Issuer and elected to serve on the Issuer's board of directors on February 13, 2006, to hold office until the annual meeting of shareholders in 2006, or until their respective successors are elected and qualify. Finally, on February 13, 2006 Vahan Kololian was nominated and elected to serve on the Issuer's board of directors, effective eleven days after mailing of an information statement on Form 14f-1 to the shareholders of record of the Issuer as of February 13, 2006.

                  Other than as disclosed herein, the Reporting Persons do not currently have any other plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

                                                              Page 6 of 13 Pages


Item 5.           Interest in Securities of the Issuer

                  According  to  information   filed  by  the  Issuer  with  the
Securities and Exchange Commission in its most recent quarterly report on Form 10-QSB, the number of Shares outstanding was 38,891,809 as of October 31, 2005.

                  (a) Each of Investec Bank and Investec plc may be deemed the beneficial owner of 11,250,000 Shares (approximately 26.4% of the total number of Shares outstanding). This amount consists of (A) 7,500,000 Shares held for the account of Investec Bank, and (B) 3,750,000 Shares issuable upon the exercise of Warrants held for the account of Investec Bank.

                  (b) (i) Investec Bank may be deemed to have sole power to direct the voting and disposition of the 11,250,000 Shares that they may be deemed to beneficially own as set forth above.

                      (ii) Investec  plc  may  be deemed to have shared power to
direct  the  voting  and   disposition   of  the  11,250,000  Shares that may be
deemed to be beneficially owned by Investec Bank as set forth above.

                  (c) Except for the transactions set forth in Item 3 and Item 6 hereto, there have been no transactions effected with respect to the Shares by either of the Reporting Persons since December 25, 2005 (60 days prior to the date hereof).

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                  On February 13, 2006, Investec Bank entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement") (the form of which is attached hereto as Exhibit A, and is incorporated by reference herein in response to this Item 6). Pursuant to the Purchase Agreement, Investec purchased 7,500,000 Units from the Issuer at a price of $0.30 per Unit in a private transaction in which the offer and sale of such securities were made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended. As described in Item 3 herein, each Unit consisted of one Share and one half of one Warrant to purchase Shares. Under the Purchase Agreement, the Issuer agreed to file a registration statement on Form SB-2 with the Securities and Exchange Commission ("SEC") covering the resale of both the Shares sold pursuant to the Purchase Agreement and the Shares issuable upon exercise of the Warrants sold pursuant to the Purchase Agreement. The Issuer also agreed to cause such registration statement to become effective within 120 days after filing the registration statement with the SEC.

                  The Warrants (the form of which is attached hereto as Exhibit B, and is incorporated by reference herein in response to this Item 6) have a two (2) year term and an initial exercise price equal to $0.45 per Share. The exercise price of and the number of Shares issuable under the Warrants are subject to customary adjustments in certain events, including certain mergers, consolidations, sales, of substantially all of the Issuer's assets, subdivision or combination of the Issuer's Shares, stock dividends and other distributions by the Issuer.

                  The foregoing descriptions of the Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by the terms of each of such documents, which are

                                                              Page 7 of 13 Pages

incorporated herein by reference.

                  Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.           Material to be filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 13 Pages


                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2006                    INVESTEC BANK (UK) LIMITED


                                           By: /s/ Alan Tapnack
                                              ---------------------------------
                                           Name: Alan Tapnack
                                           Title: Director

                                           By: /s/ Richard John Vardy
                                              ---------------------------------
                                           Name: Richard John Vardy
                                           Title: Secretary


Date: February 24, 2006                    INVESTEC PLC


                                           By: /s/ Alan Tapnack
                                              ---------------------------------
                                           Name: Alan Tapnack
                                           Title: Director

                                           By: /s/ Richard John Vardy
                                              ---------------------------------
                                           Name: Richard John Vardy
                                           Title: Secretary

                                                              Page 9 of 13 Pages


                                    ANNEX A

        Directors and Executive Officers of Investec Bank (UK) Limited

Name/Title/Citizenship                   Principal Occupation                               Business Address
----------------------                   --------------------                               ----------------
----------------------------------------------------------------------------------------------------------------------
Bradley Fried                            Banking/Finance                           2 Gresham Street
Managing Director                                                                  London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Alan Tapnack                             Banking/Finance                           2 Gresham Street
Director                                                                           London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
David Michael van der Walt               Banking/Finance                           2 Gresham Street
Director                                                                           London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Ian Robert Wohlman                       Banking/Finance                           2 Gresham Street
Director                                                                           London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Hugh S. Herman                           Banking/Finance                           2 Gresham Street
Non-Executive Chairman                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
George F. O. Alford                      Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Bernard Kantor                           Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Ian Robert Kantor                        Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Sir John Chippendale Keswick             Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Stephen Koseff                           Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Richard John Vardy                       Banking/Finance                           2 Gresham Street
Company Secretary                                                                  London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------






                                                            Page 10 of 13 Pages


               Directors and Executive Officers of Investec plc

Name/Title/Citizenship                   Principal Occupation                               Business Address
----------------------                   --------------------                               ----------------
----------------------------------------------------------------------------------------------------------------------
Stephen Koseff                           Banking/Finance                           2 Gresham Street
Chief Executive Officer                                                            London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Alan Tapnack                             Banking/Finance                           2 Gresham Street
Executive Director                                                                 London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Glynn Robert Burger                      Banking/Finance                           2 Gresham Street
Executive Director                                                                 London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Bernard Kantor                           Banking/Finance                           2 Gresham Street
Managing Director                                                                  London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Hugh S. Herman                           Banking/Finance                           2 Gresham Street
Non-Executive Chairman                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Samuel Ellis Abrahams                    Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
George F. O. Alford                      Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Cheryl Carolus                           Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Haruko Fukada                            Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Geoffrey Michael Howe                    Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Donn Edward Jowell                       Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Ian Robert Kantor                        Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Sir John Chippendale Keswick             Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------


                                                            Page 11 of 13 Pages



----------------------------------------------------------------------------------------------------------------------
Peter Malungani                          Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Peter Richard Suter Thomas               Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Fani Titi                                Banking/Finance                           2 Gresham Street
Non-Executive Director                                                             London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------
Richard John Vardy                       Banking/Finance                           2 Gresham Street
Company Secretary                                                                  London, EC2V 7QP
(United Kingdom)                                                                   United Kingdom
----------------------------------------------------------------------------------------------------------------------


              Except as set forth herein, to the best of the Reporting Person's knowledge:

              (a) None of the above persons hold any Shares.

              (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                            Page 12 of 13 Pages



                                 EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A. Form of Securities Purchase Agreement, dated February 13, 2006, by and among Western Goldfields, Inc. and the Purchasers listed on the Schedule of Purchasers therein (filed as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 17, 2006) and incorporated herein by reference.

B. Form of Warrant (filed as Exhibit 10.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 17,
    2006) and incorporated herein by reference.

A.  Joint  Filing  Agreement,  dated  February 24, 2006  by  and  among
    Investec Bank (UK) Limited and Investec plc........................    13

                                                            Page 13 of 13 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Western Goldfields, Inc. dated as of February 24, 2006 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 24, 2006                INVESTEC BANK (UK) LIMITED


                                       By: /s/ Alan Tapnack
                                          ---------------------------------
                                       Name: Alan Tapnack
                                       Title: Director

                                       By: /s/ Richard John Vardy
                                          ---------------------------------
                                       Name: Richard John Vardy
                                       Title: Secretary


Date: February 24, 2006                INVESTEC PLC


                                       By: /s/ Alan Tapnack
                                          ---------------------------------
                                       Name: Alan Tapnack
                                       Title: Director

                                       By: /s/ Richard John Vardy
                                          ---------------------------------
                                       Name: Richard John Vardy
                                       Title: Secretary